UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405


May 4, 2005


Via Facsimile and U.S. mail

Mrs. Wang Qiong
Chief Executive Officer
Bodisen Biotech, Inc.
North Part of Xinquia Road
Yang Ling AG
High-Tech Industries Demonstration Zone
Yang Ling, China 712100

Re:	Bodisen Biotech, Inc.
	Registration Statement on Form SB-2
      Filed April 22, 2005
	File No. 333-124272

Dear Mrs. Qiong:

      We have limited our review of your filing to the matters commented on below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Sources and Availability of Raw Materials, page 19

1. Reconcile the statement that there are "numerous suppliers and vendors" with Note 15 to the financial statements that indicates that four vendors provided 70% of your raw material needs and three vendors provided 50% of your raw material needs in 2004 and 2003 respectively.
Would the loss of any of these suppliers have a material adverse effect on your operations? If so, provide a risk factor on this point.

Signatures, page 34

2. Please amend your registration statement to identify that person who performs the functions of principal accounting officer. Also, the registration statement must be signed by a majority of your board. Presently only one of your four directors has signed it.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions relating to disclosure issues to Carmen
Moncada-Terry at (202) 824-1908 or, in her absence, to the
undersigned, at (202) 942-1870.   Direct any correspondence to us
at
the following ZIP Code: 20549-0405.



      			Sincerely,


      			H. Roger Schwall
      			Assistant Director

cc:	Carmen Moncada-Terry
Bodisen Biotech, Inc.
May 4, 2005
page 2